                                                                  EXHIBIT (G)(1)


SUPREME COURT OF THE STATE OF NEW YORK COUNTY OF NEW YORK

                                       ++
BRICKELL PARTNERS, A Florida            +
Partnership, Individually On Its Own    +
Behalf And On Behalf Of All Others      +   Index No. 603493 97,
Similarly Situated,                     +
                                        +
                                        +
                                        +   CLASS ACTION COMPLAINT
                             Plaintiff, +
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                                        +
                                        +   JURY TRIAL DEMANDED
         - against -                    +
                                        +
RHONE-POULENC S.A.,                     +
                                        +
                             Defendant. +
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  Plaintiff, by its attorneys, for its class action complaint against defendant, alleges upon information and belief, except as to Paragraph 2, which is alleged upon knowledge. Plaintiff's information and belief is based on, inter alia, the investigation conducted by its attorneys, including review of documents filed with the Securities and Exchange Commission, articles in the financial news media, press releases, and other publicly available information.

  1. Plaintiff brings this action individually and as a class action on behalf of all persons, other than defendant and persons or entities related to it, who own the common stock of Rhone-Poulenc Rorer Inc. ("Rorer" or the "Company") and thus are similarly situated (the "Class"), for injunctive and other relief. Plaintiff seeks injunctive relief herein to, inter alia, enjoin the implementation of an inherently unfair transaction whereby the defendant, the Company's majority shareholder, Rhone-Poulenc S.A. ("Rhone-Poulenc")-- which owns approximately 60% of the outstanding common stock of Rorer and controls the operations of the Company--will acquire all of the remaining shares of the Company that it does not already own for a grossly inadequate price. Alternatively, in the event that the proposed transaction is implemented, plaintiff seeks to recover damages caused by the breach of fiduciary duties owed by the defendant.

                                    PARTIES

  2. Plaintiff Brickell Partners is a Florida partnership, and at all relevant times has been, the owner of Rorer common stock.

  3. Defendant Rhone-Poulenc is a corporation duly organized and existing under the laws of France and maintains its principal place of business at 25 Quai Paul Doumer, 92408 Courbevoie Cedex, France. Rhone-Poulenc's American depositary receipts ("ADRs") trade on the New York Stock Exchange ("NYSE"). Rhone-Poulenc researches, develops, produces, markets, and sells human and animal pharmaceuticals and is engaged in the chemical, fiber, and polymer business. Rhone-Poulenc presently owns or controls approximately 68.3% of Rorer's outstanding stock.

  4. By reason of its dominant position as the majority stockholder of Rorer and its ability to control the business and corporate affairs of Rorer at all relevant times, Rhone-Poulenc owed and owes Rorer stockholders fiduciary duties of fairness and trust, and was and is obligated to refrain from using its dominant position over Rorer to enrich itself at the expense of other stockholders.

                            JURISDICTION AND VENUE

  5. Venue in this action lies in New York County. Rhone-Poulenc's ADRs are listed and traded on the NYSE.

  6. At all relevant times, Rhone-Poulenc did or performed acts within or without the State that subject it to the jurisdiction of the Courts of the State of New York.
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                           CLASS ACTION ALLEGATIONS

  7. Plaintiff brings this class action in its own behalf and as a class action, pursuant to Article 9 of the Civil Practice, Law and Rules, on behalf of itself and all stockholders of Rorer, except defendant herein and any person, firm, trust, corporation, or other entity related to or affiliated with defendant, all of whom are being and will continue to be threatened with injury arising from defendant's actions as is described more fully below.

  8. This action is properly maintainable as a class action.

  9. The Class is so numerous that joinder of all members is impracticable. Approximately 43 million shares of the Company's common stock are owned by at least several hundred public shareholders of record other than Rhone-Poulenc.

  10. There are questions of law and fact common to the Class including, inter alia, whether;

    a. the offer is grossly unfair to the public stockholders of the Company;

    b. defendant willfully and wrongfully failed to maximize stockholder value through an adequate auction or market check process;

    c. defendant, by virtue of its dominant and control position over Rorer, has breached and will continue to breach its fiduciary and other common law duties owed by it to plaintiff and the other members of the Class; and

    d. plaintiff and the other members of the Class would be irreparably damaged by the wrongs complained of herein.

  11. Plaintiff is committed to prosecuting the action and has retained competent counsel experienced in litigation of this nature. Plaintiff's claims are typical of the claims of the other members of the Class and plaintiff has the same interests as the other members of the Class. Plaintiff is an adequate representative of the Class.

  12. The prosecution of separate actions by individual members of the Class would create the risk of inconsistent or varying adjudications with respect to individual members of the Class which would establish incompatible standards of conduct for defendant, or adjudications with respect to individual members of the Class which would, as a practical matter, be dispositive of the interests of the other members not parties to the adjudications or substantially impair or impede their ability to protect their interests.

  13. Defendant has acted, or refused to act, on grounds generally applicable to, and causing injury to, the Class and therefore, preliminary and final injunctive relief on behalf of the Class as a whole is appropriate.

                            SUBSTANTIVE ALLEGATIONS

  14. Rorer is a corporation duly organized and existing under the laws of the State of Pennsylvania and which maintains its principal executive offices at 500 Arcola Road, Collegeville, Pennsylvania 19242. Rorer is primarily engaged in the development, manufacture, and marketing of a line of pharmaceutical products, including prescription drugs, over-the-counter medicines and plasma-derived products. Rorer is a majority-owned subsidiary of Rhone-Poulenc. Rorer has approximately 136.8 million shares of common stock outstanding, of which approximately 68.3% are owned by Rhone-Poulenc. The remaining approximately 43 million shares are held by at least several hundred public shareholders of record other than defendant. Rorer's stock is publicly traded on the NYSE.

  15. On June 26, 1997, Rhone-Poulenc announced it was considering an offer (the "Offer") to acquire all of the shares of Rorer it does not already own in a cash transaction whereby Rhone-Poulenc would pay $92.00 cash for each of such shares. The proposed transaction would provide Rorer shareholders with a premium of only 16% over the trading price of Rorer stock at the close of business on June 25, 1997.

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  16. Rhone-Poulenc is taking advantage of its majority stock ownership position in Rorer by posing the inadequate Offer on Rorer's public stockholders. The Offer is part of a sweeping corporate overhaul of Rhone-Poulenc, meant to benefit Rhone-Poulenc. Pursuant to the planned overhaul, Rhone-Poulenc intends to spin off its chemical, fibers, and polymer operations, in order to become one of the world's biggest pharmaceutical companies, by combining Rorer's business with Rhone-Poulenc's vaccine and animal health businesses. According to The Wall Street Journal of June 27, 1997, the chemical business has been less profitable than the pharmaceutical business and has weighed down Rhone-Poulenc's profits and price share. Thus, Rhone-Poulenc's plan is to divest itself of its less profitable businesses and, taking advantage of its dominant position over Rorer, acquire from the public shareholders of Rorer, at an inadequate consideration, Rorer's more profitable pharmaceutical business.

  17. Rhone-Poulenc announced the Offer during the period when a so-called "standstill agreement" precludes it from acquiring all of the publicly traded shares of Rorer. The restriction under the "standstill agreement", dating from a 1990 merger with Rorer Inc. that created the current Rorer, expires July 31, 1997.

  18. Because of its position of dominance and control of Rorer, Rhone-Poulenc has announced the Offer at this time so that it can cap the price of Rorer at no more than the approximate amount of the Offer, thereby limiting the price it will have to pay for the balance of Rorer's stock. By announcing the Offer now, Rhone-Poulenc has locked in the offer price and avoided having to make a higher offer were Rorer's stock, unaffected by the Offer, to rise between now and July 31, 1997.

  19. Rhone-Poulenc is presently the largest stockholder of Rorer, and seeks to acquire Rorer's pharmaceutical business, growth, and cash flow to squeeze out Rorer's public stockholders at a price which is wholly inadequate.

  20. Even in light of what has been publicly disclosed about Rorer's present business and future prospects, the Offer is grossly unfair, inadequate, and provides value to Rorer's shareholders substantially below the fair or inherent value of the Company. The intrinsic value of the equity of Rorer is materially greater than the consideration contemplated by the Offer price, taking into account Rorer's pharmaceutical business, asset value, liquidation value, its expected growth, and it revenues and cash flow.

  21. The Offer is wrong, unfair, harmful to Rorer's public stockholders, wholly inadequate, and will deny Class members their right to share proportionately in the true value of Rorer's valuable assets, profitable business and future growth in profits and earnings, while usurping the same for the benefit of defendant.

  22. The Offer is not the result of arm's length negotiations but was fixed arbitrarily by Rhone-Poulenc, which dominates and controls Rorer, as part of its unlawful plan and scheme to obtain 100% ownership of Rorer at the lowest possible price and to usurp for itself Rorer's profitable pharmaceutical business.

  23. Defendant has violated fiduciary and other common law duties owed to plaintiff and the other members of the Class in that it is using its dominant, control position over Rorer to enrich itself at the expense of Rorer's other stockholders.

  24. As a result of defendant's actions, plaintiff and the Class have been and will be damaged by the breaches of fiduciary duty and, therefore, plaintiff and the Class will not receive the fair value of Rorer's assets and businesses.

  25. Unless enjoined by this Court, defendant will continue to breach its fiduciary duties owed to plaintiff and the Class, and will succeed in its plan to exclude plaintiff and the Class from the fair proportionate share of Rorer's valuable assets and businesses, all to the irreparable harm of the Class.

  26. Plaintiff and the Class have no adequate remedy of law.

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  WHEREFORE, plaintiff prays for judgment and relief as follows:

    a. declaring that this lawsuit is properly maintainable as a class action and certifying plaintiff as representative of the Class;

    b. declaring that defendant has committed, or sided and abetted in committing, a gross abuse of trust and have breached its fiduciary duties to plaintiff and the other members of the Class;

    c. preliminarily and permanently enjoining defendant and its counsel, agents, employees, and all persons acting under, in concert with, or for them, from proceeding with the Offer;

    d. awarding compensatory damages against defendant, in an amount to be determined at trial, together with prejudgment interest at the maximum rate allowable by law;

    e. ordering defendant to permit a shareholders' committee comprised of Class members and the proposed Class representative, to ensure a fair procedure, adequate procedural safeguards, and independent input by plaintiff and the Class in connection with any transaction for the shares of Rorer;

    f. awarding plaintiff and the Class their costs and disbursements and reasonable allowances for plaintiff's counsel and experts' fees and expenses; and

    g. granting such other and further relief as may be just and proper.

Dated: July 8, 1997

                                          Respectfully submitted

                                          WECHSLER HARWOOD HALEBIAN & PFEIFFER
                                           LLP
                                          805 Third Avenue
                                          New York, New York 10022
                                          (212) 735-7400

                                          Attorneys for Plaintiffs

Of Counsel:

SAVETT, FRUTKIN, PODELL & RYAN, P.C.
320 Walnut Street, Suite 508
Philadelphia, PA 19106
(215) 923-5400


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